SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Filed by the Registrant [  ]

Filed by a Party Other than the Registrant [X]

Check the Appropriate Box:

[X] Preliminary Proxy Statement
[  ] Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

LUBY’S, INC.
(Name of registrant as specified in its charter)

BANDERA MASTER FUND L.P.
BANDERA PARTNERS LLC
GREGORY BYLINSKY
JEFFERSON GRAMM
WILLIAM PHILIP GRAMM
STACY HOCK
SAVNEET SINGH
 (Name of person(s) filing proxy statement, if other than the registrant)
Copies to:
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

Payment of Filing Fee (Check the Appropriate Box):

[X] No fee required.
[  ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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[  ] Fee paid previously with preliminary materials:
[
] Check box if any part of the fee is offset as provided by Exchange Act
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PRELIMINARY COPY SUBJECT TO COMPLETION DATED DECEMBER 19, 2018

BANDERA MASTER FUND L.P.

December ___, 2018
Dear Fellow Stockholder:
Bandera Master Fund L.P. together with the other participants in this solicitation (collectively, “Bandera” or “we”) is a significant and longstanding stockholder of Luby’s, Inc., a Delaware corporation and a Texas institution (“Luby’s” or the “Company”), beneficially owning a total of 2,901,000 shares of Common Stock, $.32 par value per share, representing approximately 9.8% of the shares outstanding. We have owned shares of Luby’s for over a decade.  Bandera focuses on a long-term value investing strategy based on buying companies at a margin of safety to their intrinsic value. While Bandera sometimes engages with management teams to effect positive change, we rarely push for board changes. In the case of Luby’s, however, we feel board changes are absolutely necessary to unlock the value we believe is trapped at the Company.
We are seeking your support for the election of our four highly-qualified nominees to Luby’s Board of Directors (the “Board”) and grant of your authority to vote for the Company’s nominees other than [  ], [  ], [  ] and [  ] at the 2019 annual meeting of stockholders, currently scheduled to be held on [          ], 2019, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  At the Annual Meeting stockholders are being asked:
1.
to elect Bandera’s four director nominees (the “Nominees”) and to grant authority to vote for the Company’s nominees other than, [  ], [  ], [  ] and [  ] to serve until the next annual meeting of stockholders or until their successors are elected and duly qualified;

2.	to ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm of the Company for the fiscal year ending August 28, 2019;
3.	to conduct an advisory vote approving the compensation of the Company’s named executive officers;
4.	to approve an amendment of the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors; and
5.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.
This Proxy Statement and enclosed GOLD proxy card is soliciting proxies to elect our experienced Nominees. We are seeking your support at the Annual Meeting to elect our four nominees and to grant authority to vote for the Company’s nominees other than [  ], [  ], [  ] and [  ].  Our Nominees are all highly accomplished. If our Nominees are elected, they will constitute a minority of the Board.
We urge you to consider carefully the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached proxy statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about December [  ], 2018.
If you have already submitted a proxy in relation to the Annual Meeting, you have every right to revoke or change the voting instructions set out therein by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting. We encourage you to do so.
If you have any questions or require any assistance with your vote, please contact InvestorCom, which is assisting us, at its address and toll-free number listed on the following page.
Thank you for your support.
Bandera Master Fund L.P.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The attached Proxy Statement and GOLD proxy card are available at:

 www.icommaterials.com/bandera

InvestorCom
65 Locust Avenue,
New Canaan, CT 06840
+ 1 (203) 972-9300 (Main)
+ 1 (877) 972-0090 (Toll-Free)
Email: info@investor-com.com

PRELIMINARY COPY SUBJECT TO COMPLETION DATED DECEMBER 19, 2018
---------------------------
ANNUAL MEETING OF STOCKHOLDERS
OF
LUBY’S, INC.
---------------------------
PROXY STATEMENT
OF
BANDERA MASTER FUND L.P.
---------------------------
PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY
Bandera Master Fund L.P., together with the other participants in this proxy solicitation (collectively, “Bandera” or “we”) is a significant and longstanding stockholder of Luby’s, Inc., a Delaware corporation and a Texas institution (“Luby’s” or the “Company”), beneficially owning a total of 2,901,000 shares of Common Stock, $.32 par value per share (the “Common Stock”), representing approximately 9.8% of the shares outstanding. We have owned shares of Luby’s for over a decade.  We are writing to you because we believe that the Company is significantly undervalued and have serious doubts that the Board of Directors (the “Board”) as currently constituted can unlock this value. We have nominated four highly-qualified, capable and committed individuals who have the relevant skill sets we believe are key to unlocking the Company’s potential. We are seeking your support and your vote at the annual meeting of stockholders currently scheduled to be held on [         ], 2019, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:
1.
to elect all four of Bandera’s director nominees—Jefferson Gramm, Senator William Philip Gramm, Stacy Hock and Savneet Singh (the “Nominees”)—to the Board in and to grant authority to vote for the Company’s nominees other than [  ], [  ], [  ] and [  ]  to serve until the next annual meeting of stockholders or until their successors are elected and duly qualified;

2.	to ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm of the Company for the fiscal year ending August 28, 2019;
3.	to adopt a resolution approving, on an advisory basis, the compensation of the Company’s named executive officers;
4.	to approve an amendment of the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors; and
5.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.
The participants in this proxy solicitation are Bandera Master Fund L.P. (the “Master Fund”), Bandera Partners LLC (“Bandera Partners”), Gregory Bylinsky and Jefferson Gramm (in such capacity, and collectively with the Master Fund, Bandera Partners and Mr. Bylinsky, the “Bandera Entities”) and the Nominees.
This Proxy Statement and the enclosed GOLD proxy card are first being furnished to stockholders on or about December [  ], 2018. As of the date hereof, Bandera collectively beneficially owns an aggregate of 2,901,000 shares of Common Stock.1 We intend to vote such shares of Common Stock FOR the election of our Nominees and for the Company’s nominees other than [  ], [  ], [  ] and [  ], FOR the ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending August 28, 2019, AGAINST the approval, on an advisory basis, of the compensation of the Company’s named executive officers, ABSTAIN on the amendment of the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

1 As described elsewhere in this Proxy Statement, Mr. J. Gramm personally owns an additional 10,000 shares of Common Stock and may be deemed to beneficially own a total of 2,911,000 shares of Common Stock.

The Board has fixed [   ] as the record date for determining holders of Common Stock who are entitled to vote at the Annual Meeting (the “Record Date”). According to the Company, as of the Record Date the Company had approximately [   ] shares of Common Stock outstanding and entitled to be voted. Each share of Common Stock entitles the record holder to one vote on each matter to be voted upon at the Annual Meeting. The mailing address of the principal executive offices of the Company is 13111 Northwest Freeway, Suite 600, Houston, Texas 77040. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.
THIS SOLICITATION IS BEING MADE BY BANDERA AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING, OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.
BANDERA URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN [  ], [  ], [  ] AND [  ].
IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. WE ENCOURAGE YOU TO DO SO. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.
Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting
This Proxy Statement and our proxy card are available at:
www.icommaterials.com/bandera

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Your vote matters. Bandera urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR our Nominees and the Company’s nominees other than [  ], [  ], [  ] and [  ].

•	If you are a “registered stockholder”, please sign and date the enclosed GOLD proxy card and return it to Bandera, c/o InvestorCom, in the enclosed postage-paid envelope today.
•
If you own shares in a brokerage account or through a bank, you are considered a “beneficial stockholder”, and the Bandera proxy materials, together with a voting instruction form (VIF), are being forwarded to you by your broker or bank. As a “beneficial owner”, you must instruct your broker, trustee or other representative on how to vote your shares. Your broker cannot vote your shares on your behalf without receiving instructions from you.

•
Depending upon your broker or custodian’s voting policy, you may be able to vote either by toll-free telephone or by using the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form in the pre-paid envelope provided to you.

•
Please do not sign or return any WHITE proxy card you may receive from the Company. If you have already submitted a WHITE proxy card, you have every right to change your vote and we encourage you to do so.  Please use the GOLD proxy card to vote by Internet or telephone or simply sign, date and return the GOLD proxy card. Only your latest dated proxy will be counted.

InvestorCom
65 Locust Avenue,
New Canaan, CT 06840
+ 1 (203) 972-9300 (Main)
+ 1 (877) 972-0090 (Toll-Free)
Email: info@investor-com.com

BACKGROUND TO THE SOLICITATION

A chronology of our interactions with the Company is as follows:
•
On July 30, 2018, Bandera had a phone call with Chris Pappas, the CEO of Luby’s, Scott Gray, the CFO, and Peter Tropoli, the COO at the time, to discuss the Company’s financing issues. Bandera expressed its willingness to be of assistance and offered to help lead and/or participate in a low-cost equity fundraise, if the Company needed to raise money quickly.

•
On August 15, 2018, the Company entered into a Consent and Waiver to its credit agreement (dated November 8, 2016). Pursuant to the waiver, the Company’s lenders extended the compliance waiver period of a previous waiver (granted in July) until August 27, 2018. On August 23, 2018, Bandera sent an email to Scott Gray, the CFO, and Peter Tropoli, the COO at the time, offering again to be of assistance and stating that Bandera could help with an affordable equity financing if the Company got into deeper trouble with its existing banking relationships. Mr. Tropoli responded that the Company would follow-up in the event there was interest on their side.

•	On October 25, 2018, Bandera reached out to Mr. Gray requesting an introduction to Todd Coutee, the new COO. Mr. Gray responded that he would set up an introduction soon.
•
On November 2, 2018, Bandera had a phone call with Peter Tropoli, by then Luby’s general counsel, to discuss potential Board changes, including exploring the Company’s willingness to consider three Bandera nominees for the Board. Bandera requested a response within a few days, failing which it would need to consider all options.

•
Also on November 2, 2018 Bandera emailed Mr. Gray requesting a conference with him and Mr. Pappas. Mr. Gray shortly after called Mr. J. Gramm offering to facilitate a conversation with Mr. Coutee, Mr. J. Gramm mentioned that it would be more helpful if he could speak with Mr. Pappas at that point in time. Mr. Gray said he would check and get back to him; however, that call was never arranged.

•	Then on November 2, 2018, Bandera emailed current director Jill Griffin asking for an opportunity to speak. Ms. Griffin responded that she would confirm with the Company, but never followed up.
•
Also on November 2, 2018, Mr. J. Gramm reached out to director Gerald Bodzy by leaving a message with his listed business address. He attempted to reach out to Gaspir Mir, but the number for his business as listed in his Luby’s bio was disconnected.

•
On November 7, 2018, Peter Tropoli, internal counsel to the Company, reached out to Bandera via telephone on an unsolicited basis to discuss extending the deadline for Bandera to nominate individuals to the Board of Luby’s (the “Deadline Extension”). Mr. Tropoli sent a letter via email to Bandera formally offering the Deadline Extension.

•	On November 8 and 9, 2018, outside counsel to the Company and outside counsel to Bandera exchanged emails concerning questions regarding the scope of the Deadline Extension and documenting the same.
•	On November 9, 2018, outside counsel to Bandera emailed outside counsel to the Company to accept the Deadline Extension.
•
On November 10, 2018, Mr. Tropoli reached out to Bandera inquiring when they should expect to receive further information on Bandera’s nominees and their background. Mr. J. Gramm forwarded the names of three of the proposed director nominees it was considering, but he’d not decided on, at the time.

•
On November 12, 2018, in an effort to avoid a proxy solicitation, Bandera emailed a settlement proposal (the “Settlement Proposal”) to Mr. Tropoli and indicated that Bandera would like to use the next forty-eight hours to achieve a mutually acceptable resolution. In general, the Settlement Proposal asked for the Company to appoint three of Bandera’s nominees to the Board, eliminate the Executive Committee and create two new committees – the “Cost Rationalization Committee” and the “Strategic Alternative Committee.” A copy of the Settlement Proposal is attached hereto as Exhibit A, Bandera leaves it to the shareholder to decide if the terms of the Settlement Proposal are fair. To date, Bandera has not received a substantive response, overture or settlement offer from the Company with respect to the Settlement Proposal.

•
On November 13, 2018, Mr. Tropoli emailed Bandera stating that the Board of Directors would need to review the settlement proposal in order for the Company to respond, but they would not be able to respond until later in the week. Mr. Tropoli also indicated that the Company would try to respond by the end of the week, and noted that the Board would need to meet and interview the proposed nominees. Mr. Tropoli further indicated that Bandera had created certain disclosure obligations with the delivery of our settlement proposal and that the Board would hold those against Bandera.

•
On November 14, 2018, Mr. J. Gramm reached out to the Company and Mr. Pappas through several methods to speak before expiration of the Deadline Extension, including calling the Company and leaving a message with Mr. Pappas’s separate business contact. Also on the 14th, Mr. J. Gramm left a message with Mr. Bodzy, asking to speak.

•	On November 15, 2018, Mr. J. Gramm emailed Mr. Tropoli stating that Bandera was disappointed with the Company’s lack of substantive response and would therefore be withdrawing its Settlement Proposal.
•	On November 19, 2018, Mr. Tropoli emailed the Company’s formal reply to Bandera’s nomination notice.
•	On November 20, 2018, Mr. J. Gramm left a message at the phone number he believed to be Mr. Mir’s line, requesting to speak.
•
On November 30, 2018, after the Company issued a statement saying the Board was open to constructive ideas regardless of their source, Mr. J. Gramm left messages with Mr. Bodzy’s business and director Joe McKinney, requesting to speak.

•	On December 3, 2018, Mr. Tropoli emailed Mr. J. Gramm regarding possible interviews of two of Bandera’s nominees in Houston, Texas.
•
On December 3, 2018, counsel for Bandera wrote (i) to the General Counsel for the Company regarding communication protocols, and (ii) to outside counsel for the Company regarding the availability of Bandera nominees for interviews as part of a settlement process.

•	On December 6, 2018, Bandera sent a letter to the Company and its outside counsel requesting certain shareholder list materials pursuant to Section 220 of the Delaware General Corporation Law.
•
On December 9, 2018, outside counsel for the Company and Bandera spoke about the possibility of interviews and outside counsel for the Company delivered a letter regarding the same. Bandera’s counsel made it clear that Bandera was not rejecting the idea of making its nominees available for interview at the appropriate time, as part of a settlement structure, which would allow the Board to fulfill its fiduciary obligations. The Company’s counsel stated that the Board was unwilling to engage Bandera in settlement discussions.

•	On December 9, 2018, outside counsel for the Company delivered a response to Bandera’s December 3 letter regarding possible interviews.
•	On December 11, 2018, Bandera filed its preliminary proxy statement.
•	On December 12, 2018, the Company filed its preliminary proxy statement.
•
On December 13, 2018, outside counsel for the Company sent a letter to outside counsel for Bandera stating that the Company would provide Bandera with certain shareholder list materials as requested in Bandera’s December 6 letter, conditioned upon the execution of a confidentiality agreement and advance of estimated expenses.

•	On December 17, 2018, outside counsel for Bandera provided comments to the requested confidentiality agreement.
•
On December 18, 2018, outside counsel for Bandera requested confirmation on its requested changes to the confidentiality agreement and confirmed that it had sent the requested expenses advance via overnight mail to the Company.  Outside counsel for the Company responded that they are not signed-off on the requested changes and still needed to discuss the changes with their client.

•	On December 18, 2018, the Company filed its revised preliminary proxy statement.
•
On December 19, 2018, outside counsel for Bandera sought confirmation that the requested changes to the confidentiality agreement were accepted, or engagement to quickly finalize those, if any, open points.

REASONS FOR THE SOLICITATION

We Believe The Luby’s Board Of Directors Needs Immediate Change
We are long-term shareholders of Luby’s, having owned the stock for over a decade. Because the company continues to generate steep operating losses and to deplete the value of its real estate portfolio,2 while failing to meaningfully reduce overhead costs, we are convinced that immediate change is necessary to prevent further value destruction. We believe that without changes to the Board of Directors, Luby’s will continue to underperform, its property holdings will continue to decline, the company will continue to lose money, and shareholders will continue to suffer. For this reason, we are soliciting your support for a slate of qualified Nominees that we believe can bring tremendous value to the company and represent the shareholders’ best interests.
Luby’s Shareholder Returns Have Been Disastrous
Luby’s Board of Directors has overseen a period of sustained underperformance and massive value destruction. Few market participants have done as poorly as Luby’s investors over the past 5 years. Luby’s shareholder returns have been negative, significantly trailing the company’s peers and the broader indices. The following chart and table of 5-year performance is taken directly from Luby’s SEC filings.3 It depicts Luby’s performance through August 2018, when the stock was higher than it is today:

But even those figures do not capture the true pain suffered by long-term Luby’s shareholders. Below are the 1-year, 2-year, 3-year, 5-year and 10-year total return figures through November 15th (the date Bandera first disclosed it was nominating directors) for Luby’s stock, compared to the S&P 500 Index and what Bandera believes to be the three most comparable restaurant companies included in Luby’s peer group in its SEC filings, Cracker Barrel Old Country Store, Inc., Darden Restaurants, Inc., and Denny’s Corporation. As you can see, in the five-year period ended November 15th, 2018, Luby’s stock lost 83.9% of its value while those peers gained 129.3%.

2 The Company has been selling its real estate properties to support its operations. Luby’s had 92 restaurants operating in Company-owned buildings on Company-owned land at the end of fiscal year 2014. However, at the conclusion of fiscal year 2018, the Company disclosed that it now owns the land and buildings for only 77 restaurants, representing a 16% decline. Further, total properties (including excess space on existing lots, discontinued operations and non-operating properties) declined from 108 at the end of FY 2014 to 85 at the end of FY 2018. The Company has also publicly disclosed it intends to sell additional properties. In July 2018, the Company expanded its asset sale program of selling owned properties to a $45 million target.  Source: the Company’s Annual Reports on Form 10K filed with the SEC on November 12, 2014 and November 16, 2018 and Luby’s Fourth Quarter 2018 earnings release dated November 12, 2018.
3 This chart was prepared using the Company’s performance statistics as disclosed in the Company’s Annual Reports on Form 10K filed with the SEC from 2013 through 2018. The metrics are computed by dividing the shareholders equity (book value) by shares outstanding as reported on the cover page of each Annual Report.

While Luby’s Book Value Declines, its Overhead Costs Have not Abated
While Luby’s management has closed restaurants, sold real estate and watched over a dramatic decline in share prices and book value per share, corporate overhead costs remain high. Book value per share has shrunk 39% since FY 2013, from $6.26 to $3.81, while general and administrative costs have increased:

The following figures from the company’s SEC filings speak for themselves:
•	Luby’s Net Income FY 2013 through FY 2018: NEGATIVE $70 million
•	Luby’s Operating Income FY 2013 through FY 2018: NEGATIVE $41 million
•
Over this same period, when the number of total Luby’s restaurant locations shrank from 294 to 246, corporate overhead (General and Administrative Costs) GREW from $33 million in FY 2013 to $35 million in FY 2018.

•	Board compensation over this same period from FY 2013 to FY 2018 was a sobering $5.6 million, over 12% of the current market capitalization of the Company.

LUBY’S NEEDS BETTER OVERSIGHT
We firmly believe that Luby’s needs to be run in an efficient, cost-effective manner with shareholder value in mind. Our slate of experienced nominees will review all options to increase shareholder value. If elected, our nominees will use all available information to determine what courses of action are best for the Company’s shareholders, and bring fresh insight and ideas to the Board. Because we will be a mathematical minority on the Board even if all of our Nominees are elected, we will not have unilateral power to bring change to the Company. We remain hopeful that holdover directors will embrace our new ideas.
OUR FOUR INDEPENDENT NOMINEES HAVE THE EXPERIENCE AND QUALIFICATIONS NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS AND ARE COMMITTED TO HOLDING MANAGEMENT ACCOUNTABLE FOR THE COMPANY’S PERFORMANCE

We have identified four highly-qualified, independent directors with relevant business and financial experience who we believe will bring a fresh perspective to the Board and would be valuable in assessing and executing on initiatives to unlock value at the Company. Further, our nominees would be committed to holding management accountable for the Company’s performance. Bandera has decided to solicit proxies for four of its original six nominees so that shareholders could refresh the Board without implicating a change in Board control issue.
Jefferson Gramm has experience in retail and in chain food industries as well as financial and governance expertise. Mr. J. Gramm currently serves as a portfolio manager at Bandera Partners, a value-oriented investment partnership. Mr. Gramm has been in his present position with Bandera since 2006. Mr. J. Gramm is Chairman of the Board of Tandy Leather Factory (NASDAQ: TLF), where he has been a Director since February 2014. He also currently serves on the board of Rubicon Technology, Inc. (NASDAQ: RBCN), which he joined in November 2017. His prior experience includes serving as Managing Director of Arklow Capital, LLC, a hedge fund manager focused on distressed and value investments. He was previously a Director of Ambassadors Group Inc., Morgan’s Foods Inc. and Peerless Systems Corp.
Senator William Philip Gramm has significant real estate, financial and banking, as well as regulatory experience. Senator Gramm is the current Vice Chairman of Lone Star Global Acquisitions (“Lone Star”), a Texas-based private equity firm that invests primarily in real estate, as well as equity, credit and other financial assets.  Senator Gramm joined Lone Star in December of 2012. Prior to Lone Star, Senator Gramm served as Vice Chairman of UBS Investment Bank, where he provided senior leadership for landmark IPOs, such as Visa, the Bank of China, the China Merchants Bank and LGPhillips in Korea. Senator Gramm served for six years in the US House of Representatives and eighteen years in the US Senate.
Stacy Hock has extensive governance and management experience in the software industry. Ms. Hock currently serves as Chair of the Board of Texans for Education Opportunity, where she joined the Board of Directors in April of 2015 and was appointed Chair in May of 2016. Ms. Hock also currently serves on the boards of the Aminex Therapeutics, which she joined in June 2015, the Blanton Museum of Art, which she joined in March 2016, and The African Dream Initiative, which she joined in January 2013.  Ms. Hock is a gubernatorial appointee as the Vice Chair of the Texas Commission on Next Generation Assessment and Accountability. Ms. Hock also serves on Lt. Governor Patrick’s Education Advisory Council and on TEA Commissioner Morath’s Philanthropic Council, each since May 2016.  Ms. Hock has also held senior management positions in the software industry, including running IBM’s WebSphere Software Services business for the Wall Street territory.
Savneet Singh is an entrepreneur and investor in software companies.  Mr. Singh is the current Managing Partner of Tera Holdings, Inc., a holding company of niche software businesses that he co-founded. Mr. Singh has also been a partner and a director of CoVenture, LLC, a venture capital firm. In 2009, Mr. Singh founded Gold Bullion International, LLC (GBI), an electronic platform that allows investors to buy, trade and store physical precious metals. During his tenure at GBI, Mr. Singh served as GBI’s Chief Operating Officer, its Chief Executive Officer, and its President. Mr. Singh joined the board of directors of PAR Technology Corporation (NYSE: PAR) in April 2018 and was appointed interim CEO in December 2018. Mr. Singh also serves on the board of directors of Blockchain Power Trust (TSXV:BPWR.UN; TEP.DB), which he joined in December 2017.

PROPOSAL NO.1
ELECTION OF DIRECTORS
W e are seeking your support at the Annual Meeting to elect our four independent Nominees and to grant authority to vote for the Company’s nominees other than [  ], [  ], [  ] and [  ]. The Nominees are all highly accomplished, and independent of the Company. Your vote to elect the Nominees will have the legal effect of replacing to up four incumbent directors with the Nominees. The Board is currently composed of nine directors, each with terms expiring at the Annual Meeting. Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and to grant authority to vote for the Company’s nominees other than [  ].  If all of our Nominees are elected, such Nominees will represent a minority of the members of the Board and there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected. Bandera believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of the Company’s corporate machinery.  Bandera calls on the Company to provide greater detail on the mystery nominee it has already decided to appoint to the Board, and explain in detail why shareholders are not allowed to vote on that mystery nominee.
Our Nominees:
Jefferson Gramm, 43, is a portfolio manager at Bandera Partners, a value-oriented investment partnership. Mr. Gramm has been in his present position with Bandera since 2006. Mr. J. Gramm is Chairman of the Board of Tandy Leather Factory (NASDAQ: TLF), where he has been a Director since February 2014. He also currently serves on the board of Rubicon Technology, Inc. (NASDAQ: RBCN), which he joined in November 2017. His prior experience includes serving as Managing Director of Arklow Capital, LLC, a hedge fund manager focused on distressed and value investments, from October 2004 to July 2006. He was previously a Director of Ambassadors Group Inc. from May 2014 to October 2015, Morgan’s Foods Inc., from April 2013 to March 2014 and Peerless Systems Corp., from June 2009 to November 2010. He received an M.B.A. from Columbia University in 2003 and a B.A. in Philosophy from University of Chicago in 1996. The Nominating Stockholder believes that Mr. Gramm’s experience in retail and chain food industries as well as his financial and governance expertise would make him a beneficial addition to the Board.
We believe that Mr. J. Gramm’s experience in retail and chain food industries as well as his financial and governance expertise would make him a beneficial addition to the Board.
Senator William Philip Gramm, 76, is the Vice Chairman of Lone Star Global Acquisitions (“Lone Star”), a Texas-based private equity firm that invests primarily in real estate, as well as equity, credit and other financial assets.  Senator Gramm joined Lone Star in December of 2012. Prior to Lone Star, Senator Gramm served as Vice Chairman of UBS Investment Bank from December 2002 to December 2011, where he provided senior leadership for landmark IPOs, such as Visa, the Bank of China, the China Merchants Bank and LGPhillips in Korea. Senator Gramm served six years in the US House of Representatives and eighteen years in the US Senate. As Chairman of the Banking Committee, Senator Gramm steered through legislation modernizing banking, insurance and securities law, which had been languishing in Congress for 60 years. Senator Gramm is a Visiting Scholar at the American Enterprise Institute.  Senator Gramm holds a Ph.D. in economics from the University of Georgia.
We believe that Senator Gramm’s significant real estate, financial and banking, as well as regulatory experience would make him an excellent addition to the Board.
Stacy Hock, 41, is a philanthropist, public policy activist, and business owner.  She currently serves as Chair of the Board of Texans for Education Opportunity, a statewide organization promoting educational advocacy, where she joined the Board of Directors in April of 2015 and was appointed Chair in May of 2016. Ms. Hock also currently serves on the boards of the Aminex Therapeutics, a drug development company focused on advancing novel treatments for cancer, which she joined in June 2015, the Blanton Museum of Art, the art museum at the University of Texas, which she joined in March 2016, and The African Dream Initiative, an educational nonprofit focused on children in East Africa, which she joined in January 2013.  Ms. Hock is a gubernatorial appointee, serving since January 2016 as Vice Chair of the Texas Commission on Next Generation Assessment and Accountability, a commission to develop and make recommendations for new systems of student assessment and public school accountability. Ms. Hock also serves on Lt. Governor Patrick’s Education Advisory Council, which is focused on educational opportunities in Texas, and on TEA Commissioner Morath’s Philanthropic Council, which is focused on philanthropic opportunities in Texas, each since May 2016.  Previously, Ms. Hock served on the boards of City Harvest, a food rescue nonprofit, from April 2010 to June 2015, and The Bowery Mission in New York City, a rescue mission and men’s shelter in New York City, from September 2009 to January 2015.  Ms. Hock worked at IBM from May 2001 to February 2008, where she was a senior development manager in the Software Group. From May 2006 until February 2008 she ran IBM's Websphere Software Services business for the Wall Street territory.  Ms. Hock received her B.S. in Computer Science and Electrical Engineering from M.I.T., and her M.B.A. from the University of Texas. The Nominating Stockholder believes that Ms. Hock’s extensive governance experience, management experience in the software industry, as well as her financial expertise would make her a beneficial addition to the Board.

We believe that Ms. Hock’s extensive governance experience, management experience in the software industry, as well as her financial expertise would make her a beneficial addition to the Board.
Savneet Singh, 35, Mr. Singh is currently a partner and a director of CoVenture, LLC, a venture capital firm, Mr. Singh has held this position since May 2018. Prior to CoVenture, Mr. Singh served as the Managing Partner of Tera Holdings, Inc., a holding company of niche software businesses that he co-founded from June 2017 to May 2018.  In 2009, Mr. Singh founded Gold Bullion International, LLC (GBI), an electronic platform that allows investors to buy, trade and store physical precious metals. During his tenure at GBI, from September 2009 to  January 2017, Mr. Singh served as GBI’s Chief Operating Officer, its Chief Executive Officer, and its President. Mr. Singh joined the board of directors of PAR Technology Corporation (NYSE: PAR) in April 2018 and was appointed interim CEO in December 2018. Mr. Singh also serves on the board of directors of Blockchain Power Trust (TSXV:BPWR.UN; TEP.DB), which he joined in December 2017. Mr. Singh serves on the boards of directors of Produce Pay, Inc. and EcoLogic Solutions, Inc.  The Nominating Stockholder believes that as an entrepreneur and investor in software companies, Mr. Singh will bring a unique insight and a strategic perspective to the Board.
We believe that Mr. Singh’s experience as an entrepreneur and investor in software companies will bring a unique insight and a strategic perspective to the Board.
The principal business address of Mr. J. Gramm is c/o Bandera Partners LLC, 50 Broad Street, #1820, New York, NY 10004. The principal business address of Senator Gramm is c/o Lone Star Global Acquisitions, 2711 N. Haskell Avenue, Suite 1700, Dallas, TX 75204. The principal business address of Ms. Hock is 1919 Congress Ave., 15th Floor, Austin, TX 78701.  The principal business address of Mr. Singh is c/o CoVenture, 740 Broadway, Suite 702, New York, NY 10003.  Each of the Nominees is a citizen of the United States of America.
As described more fully in the “ADDITIONAL PARTICIPANT INFORMATION” section below, as of the date hereof, by virtue of his positions as Managing Partner, Managing Director and Portfolio Manager of the Master Fund, Mr. J. Gramm may be deemed to beneficially own 2,911,000 shares of Common Stock, consisting of (i) the 2,901,000 shares of Common Stock beneficially owned by the Master Fund and (ii) the 10,000 shares of Common Stock held directly by Mr. J. Gramm. For information regarding transactions during the past two years by Mr. J. Gramm in securities of the Company that he may be deemed to beneficially own, see Schedule I.  As of the date hereof, none of the other Nominees own any shares of Common Stock.
Other than as stated herein, there are no arrangements or understandings between members of Bandera or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of our Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.
Bandera believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. It is in this context that Bandera uses the word “independent” in describing its nominees.
We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Company’s bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Company’s bylaws and shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Company’s bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Bandera that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery. Bandera reserves its rights with respect to the Company’s unidentified nominee apparently to be appointed to the Board at a later date without a shareholder vote.
Please see the Company’s proxy statement for further information and background on the Company’s nominees.

Required Vote
A majority of the votes cast by the shares present in person or represented by proxy at the Annual Meeting and entitled to vote in the election of directors at the Annual Meeting is required for the election of a director nominee. Shareholders do not have cumulative voting rights. Abstentions and broker non-votes, if any, will have no effect on the result of this vote.
WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN [  ] ON THE ENCLOSED GOLD PROXY CARD.
WE INTEND TO VOTE OUR SHARES FOR THE ELECTION OF THE NOMINEES AND FOR THE COMPANY’S NOMINEES OTHER THAN [  ].
SHARES OF STOCK REPRESENTED BY PROPERLY EXECUTED GOLD PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, “FOR” THE NOMINEES AND FOR THE COMPANY’S NOMINEES OTHER THAN [  ].

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has appointed Grant Thorton LLP to audit the accounts of the Company for fiscal year 2019.
Required Vote
The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of Grant Thorton LLP. Abstentions and broker non-votes, if any, will have no effect on the result of this vote.
WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.
SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED GOLD PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, “FOR” WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

PROPOSAL NO. 3
ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS
As discussed in further detail in the Company’s proxy statement and pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, stockholders are being asked to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Compensation, Discussion and Analysis, the Summary Compensation Table and the related tables, notes, and the narrative in the Company’s proxy statement.
Specifically, the Company is asking stockholders to vote for the following resolution:
“RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the Company’s Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including disclosure under “Executive Compensation,” “Compensation Tables and Information,” and the related narrative discussion.
Required Vote
The adoption of a resolution approving, on an advisory basis, the compensation of the Company’s named executive officers, requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the proposal. Abstentions and broker non-votes, if any, will have no effect on the result of this vote.
According to the Company’s proxy statement, because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the Executive Compensation Committee or the Board. Because we value our shareholders’ views, the Executive Compensation Committee and the Board will consider the results of this advisory vote when formulating future executive compensation policies and programs.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.
SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED GOLD PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, “AGAINST” WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

PROPOSAL NO. 4
APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENT FOR REMOVAL OF DIRECTORS

As discussed in further detail in the Company’s proxy statement, the Company’s Amended and Restated Certificate of Incorporation currently provides that any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Company entitled to vote generally in the election of directors, voting together as a single class. The Nominating and Corporate Governance Committee of the Company has recommended and the Board has unanimously approved, and is proposing to its shareholders, an amendment to the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for the removal of directors. If the shareholders approve this proposal, directors would be subject to removal from office by the vote of a simple majority of the voting power of all of the shares of the Company entitled to vote generally in the election of directors, voting together as a single class.
Specifically, the Company is asking stockholders to approve the following proposed amendment, the full text of which  is set forth below, with deletions indicated by strike-outs and additions indicated by underlining:
Amendment to Article Sixth, Paragraph (d)

“(d) Removal of Directors. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of ~~at least 80%~~ a majority of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.”

Required Vote
Approval of this amendment of the Amended and Restated Certificate of Incorporation to eliminate supermajority voting for removal of directors requires the affirmative vote of at least 80% of the shares of common stock issued and outstanding as of the record date, or [  ] shares. Abstentions and broker non-votes, if any, will have the same effect as a vote “against” this proposal.
 WE RECOMMEND A VOTE “ABSTAIN” ON THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENT FOR REMOVAL OF DIRECTORS

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED GOLD PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, “ABSTAIN” ON THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENT FOR REMOVAL OF DIRECTORS

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sold their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Bandera believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.
Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of our Nominees and to grant authority to vote for the Company’s nominees other than, [  ], [  ], [  ] and [  ], FOR the ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending August 30, 2019, AGAINST the approval, on an advisory basis, of the compensation of the Company’s named executive officers, ABSTAIN on the amendment of the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.
According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate nine candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect our Nominees and to grant authority to vote for the Company’s nominees other than, [  ], [  ], [  ] and [  ]. Bandera intends to vote all of its shares of Common Stock in favor of the Nominees and for the Company’s nominees other than, [  ], [  ], [  ] and [  ]. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. In the event that some of our Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.
Quorum; Broker Non-Votes; Discretionary Voting
The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding on the record date will constitute a quorum at the Annual Meeting.
While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, according to the Company’s proxy statement the Company believes that abstentions should be counted for purposes of determining the presence or absence of a quorum for the transaction of business. However, abstentions are not treated as “votes cast” with respect to a proposal, therefore, an abstention has no effect on any proposal requiring the approval of a majority of the votes cast with respect to the proposal.
According to the Company’s proxy statement A "broker non-vote" occurs when a beneficial holder does not provide instructions to a broker, bank or other nominee and such broker, bank or other nominee lacks discretionary voting power to vote shares with respect to a particular proposal. In uncontested situations, under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters, but beneficial shareholders must provide voting instructions with respect to non-routine matters. However, the rules of the NYSE governing brokers’ discretionary authority do not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at a shareholder meeting involving a contested election where brokers receive competing proxy materials. As a result, given that we expect a contested election at the Annual Meeting, we do not expect there to be any broker non-votes at the Annual Meeting. In the event that the election of directors becomes uncontested, brokers may be permitted to exercise voting authority on "routine" matters..
It is important that you provide instructions to your broker if your shares are held by a broker so that your votes are counted.
Votes Required for Approval
Election of Directors ─ For the election of directors, at the Annual Meeting, a majority of the votes cast by the shares present in person or represented by proxy at the Annual Meeting and entitled to vote in the election of directors at the Annual Meeting is required for the election of a director nominee. Shareholders do not have cumulative voting rights. As discussed further in this Proxy Statement, we are nominating four director nominees and seeking your authority to vote for the Company’s nominees other than, [  ].
Ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending August 30, 2019 ─ The ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending August 30, 2019, requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the matter.

Adoption of a resolution approving, on an advisory basis, the compensation of our named executive officers ─ The adoption of a resolution approving, on an advisory basis, the compensation of the Company’s named executive officers requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the matter.
Approval of the amendment to the Company’s Amended and Restated Certificate of Incorporation  ─ The vote on the amendment to eliminate the supermajority voting requirement for shareholder to remove directors requires the affirmative vote of the holders of 80% of more of the voting power of the outstanding shares.
Abstentions and broker-non votes, if any, will have the same effect as a vote “against” the proposal to approve the amendment to the Company’s Amended and Restated Certificate of Incorporation and will have no effect on any of the other proposals.
To vote, please complete, sign, date and return the enclosed GOLD proxy card or, to appoint a proxy over the Internet or by telephone, follow the instructions provided herein. If you attend the Annual Meeting and wish to vote in person, you may withdraw your proxy and vote in person. If your shares of Common Stock are held in the name of your broker, bank or other nominee, as it appears from public information that most shares of Common Stock are, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. Bandera’s proxy solicitors at InvestorCom can help answer your voting and proxy questions.
Appraisal Rights
Under Delaware law, stockholders are not entitled to appraisal or dissenters’ rights with respect to the proposals presented in this Proxy Statement.
Revocation of Proxies
Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to us in care of InvestorCom at 65 Locust Avenue, New Canaan, CT 06840 or to the Company at 13111 Northwest Freeway, Suite 600, Houston, Texas 77040, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to us in care of InvestorCom at 65 Locust Avenue, New Canaan, CT 06840. IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN, [  ], [  ], [  ] AND [  ] FOR ELECTION TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.
To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a GOLD proxy card to be issued representing your shares of Common Stock.

SOLICITATION OF PROXIES
The solicitation of proxies pursuant to this Proxy Statement is being made by Bandera. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.
We have entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $[              ], together with reimbursement for its reasonable out-of-pocket expenses. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately [   ] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by us. Costs of this solicitation of proxies are currently estimated to be approximately $[      ]. We estimate that through the date hereof, its expenses in connection with this solicitation are approximately $[      ].
Bandera will initially pay all costs associated with the solicitation of proxies, but we will seek reimbursement of such costs from the Company and will not submit such reimbursement to a vote of stockholders.

Bandera will be furnishing one copy of this Proxy Statement and the enclosed GOLD proxy card to each stockholders on or about December [  ], 2018. To the extent that two or more stockholders share an address, Bandera will promptly deliver a separate copy of this Proxy Statement and the enclosed GOLD proxy card to any stockholder at a shared address who submits a written or oral request for a separate copy. A request for an additional copy of this Proxy Statement and the enclosed GOLD proxy card can be made by contacting Bandera’s proxy solicitor InvestorCom at 65 Locust Avenue, New Canaan, CT 06840 or (203) 972-9300 (Main)
+ 1 (877) 972-0090 (Toll-Free).

ADDITIONAL PARTICIPANT INFORMATION

The Bandera Entities and our Nominees are participants in this solicitation (the “Participants”). The principal business of the Master Fund is investing in securities. The principal business of Bandera Partners is acting as the investment manager of the Master Fund. The principal business of  Messrs. Bylinsky and J. Gramm is serving as the Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners. The principal business address of each of the Bandera Entities is c/o Bandera Partners LLC, 50 Broad Street, Suite 1820, New York, New York 10004.
As of the date hereof, the Master Fund beneficially owned 2,901,000 shares of Common Stock. Bandera Partners, as the investment manager of the Master Fund, may be deemed the beneficial owner of the 2,901,000 shares owned by the Master Fund Mr. Bylinsky, as the Managing Partner, Managing Director and Portfolio Manager of the Master Fund, may be deemed the beneficial owner of the 2,901,000 shares owned by the Master Fund. Mr. J. Gramm, as the Managing Partner, Managing Director and Portfolio Manager of the Master Fund, may be deemed the beneficial owner of 2,911,000 shares of Common Stock, consisting of (i) 10,000 shares owned directly and (ii) the 2,901,000 shares own by the Master Fund.

The shares of Common Stock beneficially owned by the Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. As of the date hereof, none of the shares of Common Stock held in margin accounts were pledged as collateral security.  The Shares purchased by Mr. Gramm were purchased using personal funds. For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.
There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as otherwise described herein, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting other than as set forth in this Proxy Statement. However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in the Company’s Proxy Materials Pursuant to Rule 14a-8

According to the Company’s proxy statement, proposals of shareholders for inclusion in the Company’s proxy statement and form of proxy for the Company’s 2020 annual meeting of shareholders submitted pursuant to Rule 14a-8 under the Exchange Act must be received in writing by the Company at its corporate office no later than [   ], 2019. Notice of a shareholder proposal submitted outside the processes of Rule 14a-8 with respect to the Company’s 2020 annual meeting of shareholders will be considered untimely if received by the Company after [    ], 2019.

Stockholder Proposals Not Intended for Inclusion in the Company’s Proxy Materials Pursuant to Rule 14a-8

According to the Company’s proxy statement, the Company’s Bylaws provide that any shareholder of record may nominate a candidate for election as a director of the Company or bring any other business before an annual meeting of shareholders, so long as the shareholder gives timely notice thereof. To be timely, such notice must be delivered in writing to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders and must include (1) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information with respect to each nominee as would be required to be disclosed in a proxy solicitation relating to an election of directors pursuant to Regulation 14A under the Exchange Act; (2) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the Company’s Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest in such business of such shareholder; and (3) as to the shareholder giving the notice, (a) the name and address of such shareholder, as they appear on the Company’s books, (b) the class and number of shares of the Company which are owned beneficially and of record by such shareholder, and any derivative positions owned beneficially by such shareholder, and (c) all such other information required to be submitted by the shareholder in accordance with the Bylaws. Notice of a shareholder proposal submitted under the Company’s Bylaws will be considered timely if received no earlier than [     ], 2019 and no later than [     ], 2019.
The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Company’s 2020 annual meeting of shareholders is based on information contained in the Company’s proxy statement and organizational documents. The incorporation of this information in this Proxy Statement should not be construed as an admission or acknowledgment by Bandera that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE COMMON STOCK AND THE OWNERSHIP OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Bandera Master Fund L.P.
December [  ], 2018

Exhibit A
Copy of Settlement Proposal

Outline of a Settlement with Luby’s Inc.

Board Seats:	Three of nine.

Proposed Nominees[4]:	Senator Phil Gramm Jefferson Gramm Timothy Brog

Appointment to the Board:	No later than December 1, 2018.

2019 Annual Meeting:	Agreement to nominate proposed nominees and solicit for them in the same way the issuer solicits for the other nominees on its slate.

Maximum size of the Board:	9 members for the term of the standstill

Membership of Committees:	Each existing and future committees shall have at least one of our proposed nominees

Executive Committee:	Eliminate

Create New Committees:
Cost Rationalization Committee – Membership shall consist of two proposed nominees out of three.  The committee’s sole responsibility is to make recommendations to the full Board relating to cost savings.

Strategic Alternative Committee - Membership shall consist of at least one proposed nominee out of three

Standstill:
Corporate Actions – Up until the 30th day before the first day that a stockholder can provide notice for the 2021 Annual Meeting of Stockholders (“Termination Date”).  The agreement set forth in the prior sentence is terminated if (a) the proposed nominees are not to be nominated by the Company for the 2020 Annual Meeting of Stockholders (the Company will need to notify Bandera no later than the Termination Date) and (b) the stock price for Luby’s common stock is not greater than $4.00 per share.

Purchases of Common Stock – Bandera and Jeff Gramm can own no more than 10% collectively, and each of the two other proposed nominees no greater than 4.9%.

Voting of shares:
Prior to the Termination Date, Bandera in its roles as shareholder agrees to vote its shares based upon the recommendation of the majority of the Board on all votes, other than on extraordinary transactions .

Owner(s) of Pappas family shares agree in writing to the same as the above.

Treatment of Proposed Nominees:	Proposed nominees will receive the same protections as all other non-employee directors, including, but not limited to, indemnification rights, exculpation protections and liability insurance.

Notice of Board Meetings:	At least one week notice for in person and two days for telephonic.

Press Release:	Mutually agreeable

4 Each with normal replacement rights.

Non-Disparagement:	Yes We look forward to resolving this matter no later than close of business Wednesday, November 14, 2018.

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

TRANSACTIONS IN SECURITIES OF THE CORPORATION
Nature of Transaction	Number of Shares Purchased/(Sold)	Date of Purchase/Sale

Bandera Master Fund L.P.
Sale	6,108	January 26, 2017
Sale	40,000	January 30, 2017
Sale	100	January 30, 2017
Sale	20,000	January 31, 2017
Sale	110,000	August 28, 2017
Purchase	529,663	October 26, 2018
Purchase	26,337	November 5, 2018
Purchase	20,083	November 6, 2018
Purchase	8,305	November 7, 2018
Purchase	26,269	November 16, 2018
Purchase	28,829	November 19, 2018
Purchase	46,719	November 20, 2018
Purchase	2,861	November 21, 2018
Purchase	25,000	November 26, 2018
Purchase	289,826	November 26, 2018
Purchase	111,370	November 27, 2018
Purchase	62,473	November 28, 2018
Purchase	81,895	November 29, 2018
Purchase	136,911	November 30, 2018

SCHEDULE II
The following table is reprinted from the preliminary proxy statement filed by Luby’s, Inc. with the Securities and Exchange Commission on December 18, 2018.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRINCIPAL SHAREHOLDERS
The following table sets forth information as to the beneficial ownership of Common Stock by each person or group known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock as of December 5, 2018 and, unless otherwise indicated, is based on disclosures made by the beneficial owners in SEC filings under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percent of Common Stock
Christopher J. Pappas(2) 13939 Northwest Freeway Houston, Texas 77040	5,717,503	18.72%

Harris J. Pappas(3) 13939 Northwest Freeway Houston, Texas 77040	5,527,815	18.10%

Bandera Partners LLC(4) 50 Broad Street, Suite 1820 New York, New York 10004	2,911,000	9.53%

Dimensional Fund Advisors LP(5) Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	2,265,303	7.42%

Hodges Capital Management, Inc.(6) 2905 Maple Ave. Dallas, Texas 75201	1,737,885	5.69%

(1)
Except as indicated in these notes and subject to applicable community property laws, each person named in the table owns directly the number of shares indicated and has the sole power to vote and to dispose of such shares.

(2)
The shares shown for Christopher J. Pappas include 4,595,673 shares held for his benefit in a custodial account, 50,000 shares which he has the right to acquire within 60 days under Luby’s Incentive Stock Plan, and 1,071,830 shares owned by Pappas Restaurants, Inc. Each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore owns a corresponding beneficial interest in the 1,071,830 shares owned by Pappas Restaurants, Inc.

(3)
The shares shown for Harris J. Pappas include 4,333,866 shares held for his benefit in a custodial account, 50,000 shares which he has the right to acquire within 60 days under Luby’s Incentive Stock Plan, 72,119 shares of restricted stock, and 1,071,830 shares owned by Pappas Restaurants, Inc. Each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore owns a corresponding beneficial interest in the 1,071,830 shares owned by Pappas Restaurants, Inc.

(4)
Information based solely on Amendment No. 4 to Schedule 13D/A dated December 10, 2018 and filed on December 10, 2018 with the SEC by Bandera Partners LLC. Bandera Partners LLC has sole voting authority with respect to all 2,911,000 shares.

(5)
Information based solely on Report for the Calendar Year or Quarter Ended September 30, 2018 on Form 13F-HR dated November 13, 2018 and filed on November 13, 2018 with the SEC by Dimensional Fund Advisors LP. Dimensional Fund Advisors LP has sole voting authority with respect to 2,192,840 shares and has no voting authority with respect to 72,463 shares.

(6)
Information based solely on Report for the Calendar Year or Quarter Ended September 30, 2018 on Form 13F-HR dated October 29, 2018 and filed on October 29, 2018 with the SEC by Hodges Capital Management, Inc. Hodges Capital Management, Inc. has sole voting authority with respect to 0 shares and has no voting authority with respect to 1,737,885 shares.

IMPORTANT
Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Bandera your proxy FOR the Nominees and to grant authority to vote for the Company’s nominees other than, [  ], [  ], [  ] and [  ] by taking three steps:

•	SIGNING the enclosed GOLD proxy card
•	DATING the enclosed GOLD proxy card, and
•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).
If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the proxy card representing your shares of Common Stock. Bandera urges you to confirm in writing your instructions to Bandera in care of InvestorCom at the address provided below so that Bandera will be aware of all instructions given and can attempt to ensure that such instructions are followed.
If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

InvestorCom
65 Locust Avenue,
New Canaan, CT 06840
+ 1 (203) 972-9300 (Main)
+ 1 (877) 972-0090 (Toll-Free)
Email: info@investor-com.com

GOLD PROXY
PRELIMINARY COPY SUBJECT TO COMPLETION DATED DECEMBER 19, 2018
GOLD PROXY CARD
LUCY’S, INC.
ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF
BANDERA MASTER FUND L.P.
THE BOARD OF DIRECTORS OF LUBY’S, INC.
IS NOT SOLICITING THIS PROXY
P   R   O   X   Y
The undersigned appoints [              ] and [              ], and each of them, its proxy, attorney and agent (the “Proxies”) with full power of substitution to vote all shares of Common Stock, $.32 par value per share (the “Common Stock”) of Luby’s, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the  Annual Meeting of Stockholders of the Company scheduled to be held on [      ], 2019, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).
The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the Proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Annual Meeting that are unknown to Bandera Master Fund L.P. (“Bandera”) a reasonable time before this solicitation.
IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 and 2, “AGAINST” ON PROPOSAL 3 AND “ABSTAIN” ON PROPOSAL 4.
This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!
CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example.
BANDERA RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.

1.	Bandera’s proposal to elect Directors:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Jefferson Gramm William Philip Gramm Stacy Hock Savneet Singh	[ ]	[ ]	[ ]

The candidates who have been nominated by the Company to serve as directors, other than, [  ].

BANDERA INTENDS TO VOTE THIS PROXY (I) “FOR” JEFFERSON GRAMM, WILLIAM PHILIP GRAMM, STACY HOCK, SAVNEET SINGH AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS, OTHER THAN [  ], [  ], [  ] AND [  ]. FOR WHOM BANDERA IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY. THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT. THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

Exceptions:_______________________________________________________

2.	The Company’s proposal to ratify the appointment of Grant Thornton LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 30, 2019:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.	The Company’s proposal to adopt a resolution approving, on an advisory basis, the compensation of the Company's named executive officers:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

4.	To approve the amendment to the Company’s Amended and Restated Certificate of Incorporation.

1 year	2 years	3 years	Abstain
[ ]	[ ]	[ ]	[ ]

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.
DATED:  ____________________________
____________________________________
(Signature)
____________________________________
(Signature, if held jointly)
____________________________________
(Title)
WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.